貝克・麥堅時律師事務所

14th Floor, Hutchison House
10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏慤道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

Our ref: 32073984-130435

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 3 0 2007
WASH. D.C.
186

March 26, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE [redacted]
Washington, DC :
USA

07022220

Division of Corpo
- International Ma...

By Hand

HUADIAN 12g3-2(b)
File No. 82-4932

Ladies and Gentlemen,

SUPPL

Re: Huadian Power International Corporation Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref.: 82-4932)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our letter dated March 5, 2007, copies of which are enclosed with this letter (indexed in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2336 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip / Chun-Hui Lin

Encl.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

dlw 4/4

BAKER & MCKENZIE

Annex 1

A List of Documents Made Public in connection with the Listing since last submission on March 5, 2007:

1. Annual Results for the Financial Year Ended 31 December 2006, released on March 26, 2007.
2. Overseas Regulatory Announcement - Resolutions of the 16th Meeting of the 4th Session of the Board of Directors, released on March 26, 2007.
3. Overseas Regulatory Announcement - Resolutions of the 9th Meeting of the 4th Session of the Supervisory Committee, released on March 26, 2007.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

Annual Results for the Financial Year ended 31 December 2006

The board of directors (the "Board") of Huadian Power International Corporation Limited (the "Company") hereby announces the consolidated results of the Company and its subsidiaries and jointly controlled entity (the "Group") for the financial year ended 31 December 2006 prepared in accordance with International Financial Reporting Standards ("IFRS").

FINANCIAL AND BUSINESS SUMMARY

- Power generation amounted to 52.53 million MWh, representing an increase of 12.20% over 2005; on-grid power supply amounted to 49.08 million MWh, representing an increase of 12% over 2005;
- Turnover amounted to approximately RMB15,131 million, representing an increase of approximately 13.76% over 2005;
- Profit attributable to equity shareholders of the Company amounted to approximately RMB1,201 million, representing an increase of approximately 12.64% over 2005;
- Earnings per share were RMB0.199. The Board recommended the payment of a final dividend of RMB0.062 per share for the financial year of 2006; and
- During the year, eight generating units of the Group commenced commercial operations, with a total capacity of 3,800MW.

RESERVES

According to the Company's Articles of Association, the Company is required to transfer 10% of its profit after taxation, as determined under PRC accounting standards and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of any dividend to shareholders. The Board has resolved to transfer 10% (2005: 10%) of the Company's 2006 profit after taxation, as determined under PRC accounting standards and regulations, to this reserve, i.e. RMB112,189,000 (2005: RMB101,497,000). Moreover, according to the Notice on accounting issues relating to the implementation of the Company Law of the PRC promulgated by the Ministry of Finance (Cai Qi [2006] No. 67), the Group transferred the balance of the statutory public welfare fund as at 31 December 2005 amounting to RMB379,434,000 to statutory surplus reserve.

DIVIDENDS

The Board recommended the payment of a final dividend of RMB0.062 per share (totalling approximately RMB373,307,220) for the financial year ended 31 December 2006 (2005: a final dividend of RMB0.065 per share, totalling approximately RMB391,370,473). This dividend distribution proposal is subject to approval by the shareholders of the Company at the 2006 Annual General Meeting.

No interim dividend was distributed for the six months ended 30 June 2006 (2005: nil).

THE GROUP'S EXISTING POWER GENERATION FACILITIES

The Group is one of the largest listed power producers in the PRC. As at the date of this announcement, the interested installed capacity of the Group amounted to 11,748.9MW and the total installed capacity controlled or invested by the Group amounted to 14,782.2MW. Details are as follows:

Power Plants	Installed Capacity (MW)	Equity Interest	Generating Units	Notes
Zouxian Plant *(note 1)*	3,540	100%	1 x 1,000MW + 2 x 600MW + 4 x 335MW	1 x 1,000MW generating unit under construction
Shiliquan Plant *(note 2)*	1,300	100%	2 x 300MW + 5 x 140MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Huadian Weifang Power Generation Company Limited ("Weifang Company") *(notes 1 and 3)*	1,330	45%	1 x 670MW + 2 x 330MW	1 x 670MW generating unit under construction
Huadian Qingdao Power Company Limited ("Qingdao Company") *(note 1)*	1,260	55%	4 x 300MW + 60MW	
Huadian Zibo Power Company Limited ("Zibo Company")	467	100%	2 x 145MW + 2 x 88.5MW	
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company") *(notes 1 and 4)*	890	84.45%	2 x 300MW + 2 x 145MW	
Huadian Tengzhou Xinyuan Power Company Limited ("Tengzhou Company") *(notes 1 and 4)*	963	88.16%	2 x 315MW + 2 x 150MW + 1 x 33MW	
Sichuan Guangan Power Generation Company Limited ("Guangan Company") *(note 1)*	1,800	80%	1 x 600MW + 4 x 300MW	1 x 600MW generating unit under construction

Anhui Huadian Suzhou Power Generation Company Limited ("Suzhou Company")	—	97%	—	2 x 600MW generating units under construction
Anhui Huadian Wuhu Power Generation Company Limited ("Wuhu Company") *(note 5)*	—	95%	—	2 x 660MW generating units under construction
Huadian Xinxiang Power Generation Company Limited ("Xinxiang Company")	—	90%	—	2 x 660MW generating units under construction
Huadian Ningxia Lingwu Power Generation Company Limited ("Lingwu Company") *(note 6)*	—	65%	—	2 x 600MW generating units under construction
Ningxia Zhongning Power Generation Company Limited ("Zhongning Company") *(note 7)*	660	50%	2 x 330MW	
Ningxia Power Generation (Group) Company Limited ("Ningxia Power Company")	1,432.2	31.11%	4 x 330MW + 112.2MW	112.2MW wind power; 4 x 330MW thermal power
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company")	600	40%	2 x 300MW	
Sichuan Luzhou Chuannan Power Generation Company Limited ("Luzhou Company")	—	40%	—	2 x 600MW generating units under construction
Sichuan Huadian Luding Hydropower Company Limited ("Luding Hydropower Company") *(note 8)*	—	100%	—	4 x 230MW hydroelectric generating units under construction
Jiangsu Huadian Binhai Wind Power Company Limited ("Binhai Wind Power Company") *(note 9)*	—	100%	—	200MW wind power generating units under construction
Huadian Ningxia Ningdong Wind Power Company Limited ("Ningdong Wind Power Company") *(note 10)*	—	100%	—	45MW wind power generating units under construction
Total installed capacity controlled or invested *(note 11)*	14,782.2			
Total interested capacity *(note 12)*	11,748.9			

Note 1: The second 300MW generating unit of Qingdao Company Phase II expansion project was completed and commenced commercial operation on 9 July 2006. The two 300MW generating units of Zhangqiu Company Phase II expansion project were completed and commenced commercial operation on 14 July 2006 and 19 November 2006 respectively. The first 670MW generating unit of Weifang Company Phase II expansion project was completed and commenced commercial operation on 24 October 2006. The two 315MW generating units of Tengzhou Company Phase II expansion project were completed and commenced commercial operation on 10 November 2006 and 13 December 2006 respectively. The first 1,000MW generating unit Zouxian Plant Phase IV expansion project was completed and commenced commercial operation on 4 December 2006. The fist 600MW generating unit of Guangan Company Phase III expansion project was completed and commenced commercial operation on 13 December 2006.

Note 2: In 2006, the capacity of unit No. 1 of Shiliquan Plant was expanded from 125MW to 140MW, which increased the total installed capacity of Shiliquan Plant to 1,300MW.

Note 3: Upon the completion of capital increase and change of business registration procedures in January 2006, the Company held 45% equity interest in and obtained the power to govern the financial and operating policies of Weifang Company. Starting from January 2006, Weifang Company has been accounted for 100% instead of the previous 30% in the consolidated financial statements.

Note 4: April 2006, the Company's equity interest in Zhangqiu Company was increased from 80.41% to 84.45%. Equity held by the Company in Tengzhou Company was increased from 54.49% to 88.16% as of November 2006.

Note 5: On 26 September 2006, the Company entered into Wuhu Share Transfer Agreement with China Huadian Corporation* ("China Huadian"), pursuant to which the Company proposed to acquire the 95% equity interest in Wuhu Company from China Huadian at a consideration of RMB25.41 million. The transaction was approved by relevant state authorities on 30 December 2006. In January 2007, the Company paid up the consideration for this acquisition and hence the acquisition was completed.

Note 6: In February 2006, Lingwu Company was established in which the Company held 65% equity interest, and was included into the Group's consolidated financial statement since its incorporation.

Note 7: Zhongning Company, formerly known as Ningxia Yinglite Zhongning Power Company Limited, was renamed as Ningxia Zhongning Power Company Limited upon the change of business registration in June 2006.

Note 8: On 8 June 2006, Luding Hydropower Company was incorporated in which the Company held 100% equity interests, and was included into the consolidated financial statement since its incorporation.

Note 9: On 1 June 2006, Binhai Wind Power Company was incorporated in which the Company held 100% equity interests, and was included into the consolidated financial statement since its incorporation.

Note 10: Ningdong Wind Power Company, in which the Company has 100% ownership was incorporated on 19th Mar 2007 and was included into the consolidated financial statement since its incorporation.

Note 11: The aggregate installed capacities of the Company, its subsidiaries, jointly controlled entity and associates of which the capacity of Ningxia Power Company was aggregated by excluding the capacity of 660MW of Zongning Company, a jointly controlled entity with 50% equity interest held by Ningxia Power Company.

Note 12: The aggregate proportionate installed capacities of the Company and companies controlled or invested by the Company, determined based on the respective percentage of equity interest held by the Company, of which the interested capacity of Ningxia Power Company of 1,092MW was 31.11% included, representing the Company's equity interest in Ningxia Power Company.

During the reporting period (from 1 January 2006 to 31 December 2006), the operation safety of the Group's generating units maintained at a satisfactory level and had achieved the 32 consecutive 100-day safety records. The companies managed by the Group such as Qingdao Company, Zibo Company and Tengzhou Company have recorded continuous safe production for over 3,000 days while the safe production record achieved by each of Zouxian Plant, Laicheng Plant and Weifang Company was a period of over 2,000 days. Zhangqiu Company recorded continuous safe production for over 1,500 days.

In 2006, a total of 317 generating units participated in the 35th Large-scale Thermal Power Units Competition of the PRC for the Year 2005 (with unit capacity of 300MW and above). Generating units were assessed in accordance with their performance in operating efficiency, safe operating period and production rate. Awards were given to 69 generating units in the competition, representing an overall award rate of 21.8%. The Group participated in the competition with 20 generating units of 300MW or 600MW, and 9 of them won awards, representing an award rate of 45%. In the competition, unit No.5 and unit No.6 of Zouxian Plant won the first-class award and third-class award respectively under the 600MW generating units category; unit No.3 of Zouxian Plant, unit No.2 of Qingdao Company, and unit No. 3 of Laicheng Plant won the first-class awards under the category of 300MW generating units; unit No.34 of Guangan Company won the second-class awards under the category of 300MW generating units; and unit No.2 of Weifang Company, unit No.6 of Shiliquan Plant and unit No.1 of Qingdao Company won third-class awards under the 300MW generating units category.

BUSINESS REVIEW

(1) Power generation

Electricity generation of the Group during 2006 amounted to 52.53 million MWh, representing an increase of approximately 12.20% over 2005. The average utilization hours of the power generation facilities of the Group were 5,402 hours, representing a decrease of 310 hours from 2005.

(2) Turnover

In 2006, the total volume of electricity supplied by the Group to the grid was 49.08 million MWh, representing an increase of approximately 12% over 2005. Turnover for the year 2006 amounted to approximately RMB15,131 million, representing an increase of approximately 13.76% over 2005. Revenue generated from sale of electricity for the year 2006 amounted to approximately RMB14,835 million, representing an increase of approximately 13.81% over 2005. The revenue generated from sale of heat for the year 2006 amounted to approximately RMB296 million, representing an increase of approximately 11.31% over 2005.

(3) Profit

For the year ended 31 December 2006, the Group's profits attributable to equity shareholders of the Company amounted to approximately RMB1,201 million, representing an increase of approximately 12.64% over the corresponding period of 2005. Earnings per share were RMB0.199.

(4) New installed capacity

There were mainly eight generating units of the Group commenced commercial operation in 2006. The second 300MW coal-fired generating unit of Qingdao Company Phase II expansion project was completed and commenced operation on 9 July 2006. The two 300MW coal-fired generating units of Zhangqiu Company Phase II expansion project were completed and commenced operation on 14 July 2006 and 19 November 2006 respectively. The first 670MW supercritical generating unit of Weifang Company Phase II expansion project was completed and commenced operation on 24 October 2006. The two 315MW heat and power co-generation units of Tengzhou Company Phase II expansion project were completed and commenced operation on 10 November 2006 and 13 December 2006 respectively. The first 1,000MW ultra-supercritical generating unit of Zuoxian Plant Phase IV expansion project was completed and commenced operation on 4 December 2006. The First 600MW subcritical generating unit of Guangan Company Phase III expansion project was completed and commenced operation on 13 December 2006. All these newly-operated generating units adopted the local benchmark on-grid tariffs. A tariff rise of RMB15/WMh resulting from desulphurization was implemented for units No.1 and No.2 of Qiangdao Company and units No.1 and No.2 of Weifang Company based on the original electricity tariffs.

(5) Construction in progress

To date, the Group's projects under construction include one 1,000MW generating unit of Zouxian Plant Phase IV project, one 670MW generating unit of Weifang Company Phase II expansion project, one 600MW generating unit of Guangan Company Phase III expansion project, two 600MW generating units of Lingwu Company, two 600MW generating units of Suzhou Company Phase I project, two 660MW generating units of Xinxiang Company Phase I project, two 600MW generating units of Luzhou Company, two 660MW generating units of Wuhu Company Phase I project, Suzhou Straw-fired Power Plant project with a planned capacity of 50MW and Ningdong Wind Power Company project with a planned capacity of 45MW wind power generating units.

(6) Preliminary projects

As for preliminary projects currently under development of the Group, the four 230MW hydropower projects in Luding Hydropower Company were granted development rights while the Group acts progressively to obtain development rights for other hydropower projects in Daduhe river basin. In pursuing wind power development resources, the Group signed agreements with local authorities of Shandong, Hebei, Liaoning, Ningxia and Inner Mongolia to develop wind power generation in the regions. With regard to thermal power reserves exploration projects, the Group is investigating the possibility of exploring power source reserves in Shandong, Ningxia and Henan provinces. The Group is also actively pursuing Shandong Hongshiding nuclear power project.

(1) Macroeconomic Conditions and Electricity Demand

According to the relevant information and statistics, the gross domestic product ("GDP") of the PRC amounted to RMB20,940.7 billion, representing an increase of 10.7% over 2005 based on comparable prices. Power consumption of the whole society totalled 2,824.8 million MWh, representing an increase of 13.99% over 2005, of which the consumption of the primary, secondary and tertiary industries accounted for 83.2 million MWh, 2,135.4 million MWh and 282.2 million MWh respectively, representing a year-on-year increase of 9.9%, 14.3% and 11.8% respectively.

Currently, the Company's power generating units in operation or under construction are located in Shandong, Sichuan, Ningxia, Anhui and Henan Province/Autonomous Region with fast-growing economy and considerable GDP growth in recent years. Based on comparable prices, the GDP growth rates of Shandong, Sichuan, Ningxia, Anhui and Henan Province/Autonomous Region in 2006 reached 14.7%, 13.3%, 12.5%, 12.9% and 14.1% respectively. Their GDP growth rates outperform the national average by 4.0, 2.6, 1.8, 2.2 and 3.4 percentage points, respectively. Among them, Shandong Province has recorded continuous double-digit economic growth for years. Power consumption of the whole society for Shandong Province increased by 15.24%. In line with the GDP growth, power demands in other regions increased rapidly.

(2) Turnover and Profit

In 2006, the Group strengthened the management, strove for planned output, optimized dispatch and achieved a considerable rise in the volume of power generation. In the meantime, it maintained a strict control over all controllable costs including coal prices while ensuring coal supply in terms of both quality and quantity. As a result of the active promotion of price linkage between coal, electricity and heat industries, the cost increase due to climbing coal prices since 2005 was partially offset. The total volume of electricity supplied by the Group to the grid for the year 2006 was 49.08 million MWh. Turnover for the year 2006 amounted to approximately RMB15,131 million, representing an increase of approximately 13.76% over 2005. Profits attributable to equity shareholders of the Company amounted to approximately RMB1,201 million, representing an increase of approximately 12.64% over 2005. Earnings per share were RMB0.199. The increase in turnover was mainly attributable to the increase in the volume of power generation and the rising on-grid electricity tariffs.

(3) Operating Expenses

During the year, the operating expenses of the Group amounted to RMB12,835 million, representing an increase of approximately 14.12% over 2005, which was mainly attributable to a rise in the installed capacity and the volume of power generation. The growth of in operating expenses was lower than that of the average installed capacity of the generating units of the Group.

The principal contribution to the operating expense of the Group was coal costs, which amounted to RMB8,062 million in 2006, accounting for approximately 62.81% of the Group's total operating expenses. In 2006, the Group strove for improving coal quality and reducing coal prices. Unit fuel cost for electricity supplied by the Group amounted to RMB158.96/MWh, representing a slight decrease from 2005, mainly attributable to the decrease in unit coal costs of the Group resulting from the consolidation of Zhongning Company which incurred lower coal costs.

Depreciation and amortisation expenses of the Group amounted to RMB1,952 million in 2006, representing an increase of approximately 20.37% over 2005. This mainly resulted from the operation of new generating units and the change of the consolidation method in respect of Weifang Company and Zhongning Company.

The major overhaul and repair and maintenance expenses of the Group increased by approximately 13.71% to RMB454 million in 2006 as compared with that for 2005. The growth increase in major overhaul and maintenance expenses was lower than that of the average installed capacity of the generating units of the Group, which was mainly due to the Group's stringent cost control over major overhaul and repair and maintenance expenses.

Personnel costs of the Group amounted to RMB1,294 million in 2006, representing a year-on-year increase of approximately 22.37%. This was mainly due to the growing installed capacity and the change of the consolidation method in respect of Weifang Company and Zhongning Company.

Administrative expenses increased by approximately 15.36% to RMB584 million as compared with that for 2005. This was mainly due to the change of the consolidation method in respect of Weifang Company and Zhongning Company and the rise in tax and property insurance expenses for newly-operated generating units .

Other operating costs amounted to RMB332 million, representing an increase of RMB74 million over 2005, mainly due to the increased water and oil fee as a result of the increase of power generating capacity and volume of power generation.

(4) Finance Costs

Net finance costs of the Group in 2006 amounted to RMB504 million, representing an increase of RMB57.44 million, or approximately 12.87%, over 2005. This was mainly attributable to the increase in total interests on loans being charged into income statement, and the change of the consolidation method in respect of Weifang Company and Zhongning Company.

(5) Charges of Assets

As at 31 December 2006, the Company's subsidiary, Guangan Company, and jointly controlled entity, Zhongning Company, have charged their income stream in respect of the sale of electricity to banks as security for bank loans amounting to RMB3,901 million.

(6) Indebtedness

As at 31 December 2006, the borrowings of the Group amounted to RMB31,748 million, of which loans denominated in US dollars amounted to US$187 million. The gearing ratio (i.e. total liabilities / total assets) was 71.13%, representing an increase of 10.43 percentage points from that of 2005. This was mainly attributable to the increase in borrowings for the Group's construction in progress. All loans of the Group were mainly floating rate loans, short-term loans and long-term loans due within one year amounted to approximately RMB12,501 million, and long-term loans amounted to approximately RMB19,247 million.

(7) Contingent Liabilities

As at 31 December 2006, Zhongning Company, the jointly controlled entity of the Company, provided guarantees for bank loans amounting to RMB42.50 million granted to Ningxia Power Company, an associate of the Company. The subsidiary of the Company, Guangan Company, provided guarantees to banks for loans amounting to RMB73.40 million granted to Sichuan Huayingshan Longtan Coal Company Limited, an associate of Guangan Company. In addition, the Company provided guarantees for bank loans amounting to RMB462.91 million in aggregate granted to its subsidiaries Zibo Company, Tengzhou Company, Zhangqiu Company and Luding Hydropower Company. Save as disclosed above, the Group had no other material contingent liabilities.

(8) Cash and Cash Equivalents

As at 31 December 2006, the Group had cash and cash equivalents of approximately RMB968 million.

(9) Cash Flow Analysis

In 2006, the net increase in consolidated cash and cash equivalents of the Group amounted to approximately RMB122 million. Cash flow generated from operating activities amounted to approximately RMB2,386 million, representing an increase of RMB50.68 million over 2005. Net decrease in cash flow generated from investing activities amounted to approximately RMB13,686 million, mainly resulting from the investment in fixed assets including construction in progress and fixed asset investments such as technical improvement projects of the Group during the reporting period. Cash flow generated from financing activities amounted to approximately RMB11,422 million, mainly due to the increased debt financing during the reporting period.

(10) Production, Operation and Safety

In 2006, the equivalent availability factor of the generating units was 94.23%; the equivalent forced suspension rate was 0.59%; the average coal consumption rate for electricity supply of generating units was 346.51g/KWh, an increase of 1.52g/KWh from that of 2005.

In 2006, the Group's operational safety maintained at a decent level. As at 31 December 2006, the Group had achieved operational safety throughout the year.

In 2006, a total of 7 major overhauls and 18 minor overhauls were undertaken in respect of the generating units of the Group and the planned overhaul rate was 5.31%, representing a decrease of 0.61 percentage points from 2005.

(11) **Technical Improvement Projects**

During the reporting period, the capacity expansion of unit No. 1 of Shiliquan Plant, wholly-owned by the Group, passed the tests and appraisals by the relevant examination institution and experts. The increase in capacity has been approved by the relevant government authorities. After the implementation of energy saving and capacity expansion for unit No. 1 of Shiliquan Plant, coal consumption rate for electricity supply of the generating units reduced by 10-15g/KWh on average, and the installed capacity expanded from 125MW to 140MW.

The Group took active steps to build an energy-saving and environment-friendly enterprise through the desulphurization technology renovation of units in service with a total capacity of 4,850MW. Up to date, the upgrading desulphurization projects of seven power plants/companies with a total capacity of 4,560MW were put into operation and desulphurization facilities of ten power plants/companies with a total capacity of 10,150MW have been put into operation, establishing a sound environment-friendly image.

BUSINESS OUTLOOK

According to statistics, in 2007, the national economy is expected to grow continuously, stably and persistently while the power demand is expected to expand quickly. Meanwhile, the State will be advancing to implement the construction of an energy efficient and environment-friendly society. With remarkably improved comprehensive strengths after years' growth, the Group is well placed to consolidate and maintain the dominating position in the PRC, capitalized on its competitive advantages in terms of its capacity scale, efficiency level and environment-friendly practices.

Power demand is increasing in developed or fast-growing economies including Shandong, Sichuan, Ningxia and Anhui in which the Group invests. Among the Group's quality assets are a majority of large generating units of high performance and efficiency, generating units with 300MW or above account for over 80% of the total installed capacity. The first 1,000MW ultra-supercritical unit of Zouxian Plant Phase IV project, which holds a leading position in the PRC for its unit capacity, commenced operation in 2006 while the second one is set to commence operation in 2007.

Through a decade of rapid growth and continuous expansion, the Group's installed capacity, generating capacity, profitability, competitiveness and strengths has always ranked high as a listed power generating enterprise in China. In 2007, the Company will continue to put efforts in infrastructure projects, operations improvement, power source project development, cost-effectiveness enhancement and capital operations optimisation, aiming at increasing overall strength and competitive edge of the Group. The Group is confident in its ability to seize opportunities and address challenges, particularly those from the critical market. By fully utilizing its own advantages, it will be constantly expanding its operations and overcome various adverse factors including the reduced utilization hours and the rising coal price, so as to secure a steady and fast growth.

The major objectives of the Group in 2007 are as follows:

1. To ensure safe and stable operation of power plants, to achieve the operational targets for 2007, to control costs stringently and maintain the plants in a leading position in terms of various technological and economic performance indicators within the industry.

2. To ensure smooth construction in progress with respect to construction speed, quality and unit costs control and their commencement of operations on time.

3. To push preliminary projects forward, to further optimize power source structure and regional structure, to actively develop new energy projects, to accelerate the development of hydroelectricity projects, and to boost the construction and development of wind power projects.

4. To take initiatives in the task of shutting down of small thermal power units.

5. To make use of the edge of China Huadian's power source exploration projects across the PRC, to compete for exploration and construction of new projects, and to speed up the Group's expansion in domestic power generation industry.

6. To strengthen control on coal costs and further enhance the long-term strategic partnership with coal mines so as to improve coal quality and secure coal supply.

7. To adhere to low cost strategies to enhance the Company's profitability.

8. To diversify debt financing channels for reduction in financing costs so as to meet future financial needs due to its growing development.

9. To introduce innovative human resources management system for overall improvement of its management team.

SHARE CAPITAL STRUCTURE

The share capital structure of the Company as at 31 December 2006 set out as follows:

Name of shareholder	**Number of shares held**	**Approximate percentage of the total number of shares of the Company in issue (%)**
China Huadian Corporation (domestic shares) *(note)*	2,961,061,853	49.18%
Shandong International Trust and Investment Corporation (domestic shares)	849,238,128	14.11%
Shandong Luneng Development (Group) Company Limited (domestic shares)	81,344,668	1.35%
Zaozhuang City Infrastructure Investment Company (domestic shares)	18,800,018	0.31%
Holders of H shares	1,431,028,000	23.77%
Other holders of circulating A shares not subject to trading moratorium (domestic shares)	679,611,533	11.28%
Total	6,021,084,200	100%

Note: The 2,961,061,853 shares held by China Huadian includes 60,088,467 circulating A shares not subject to trading moratorium, representing 1.00% of the total share capital of the Company.

SHAREHOLDINGS OF SUBSTANTIAL SHAREHOLDERS

As of 31 December 2006, shareholdings of the Company's substantial shareholders (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") holding 10% or more of any class of the issued share capital of the Company are as follows:

Name of shareholder	Shares	Number of shares held	Approximate percentage of the total number of shares of the Company in issue as at 31 December 2006	Approximate percentage of the total number of domestic shares of the Company in issue as at 31 December 2006	Approximate percentage of the total number of H shares of the Company in issue as at 31 December 2006
China Huadian Corporation	Domestic Shares	2,961,061,853	49.18%	64.51%	—
Shandong International Trust and Investment Corporation	Domestic Shares	849,238,128	14.11%	18.50%	—
HKSCC Nominees Limited	H Shares	1,423,843,900	23.65%	—	99.50%

Details relating to interests, as at 31 December 2006, of the Company's directors, supervisors, chief executives, members of senior management and those of other person(s) having interests or short positions which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited pursuant to the relevant requirements under the Securities and Futures Ordinance (and as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance) will be set out in the Company's 2006 Annual Report in accordance with the relevant disclosure requirements under the Listing Rules.

COMPLIANCE WITH THE CODE ON CORPORATE GOVERNANCE PRACTICES

The codes on corporate governance practices adopted by the Company include, without limitation to, the following documents:

1. Articles of Association;

2. Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee*(NOTE)*

3. Working procedures for Audit Committee, Remuneration and Appraisal Committee and Strategic Committee of the Company's Board;

4. Code on the Company's investment projects;

5. Code on Trading in the Company's Securities by Directors (Supervisors) of Huadian Power International Corporation Limited; and

6. Code on Trading in the Company's Securities by Employees of Huadian Power International Corporation Limited.

The Board is committed to principles of corporate governance consistent with prudent management and with the aim to enhance shareholders' value. These principles enshrine transparency, accountability and independence.

Upon review of the relevant documents about corporate governance, the Board is of the view that the corporate governance practices adopted by the Company meet the requirements under the principles, code provisions and most of the recommended best practice as set out in the Code on Corporate Governance Practices (the "Code") in Appendix 14 to the Listing Rules. In certain aspects, the corporate governance practices adopted by the Company are more stringent than the code provisions set out in the Code.

The followings describe the major aspects and practices which are more stringent than the code provisions set out in the Code:

— the Company has formulated the Code on Trading in Securities of Huadian International Power Corporation Limited by Directors (Supervisors) and the Code on Trading in Securities of Huadian International Power Corporation Limited by Employees, which are not less strict than the Model Code for Securities Transactions by Directors of Listed Issuers, as set out in Appendix 10 to the Listing Rules.

— In addition to the Audit Committee and the Remuneration and Appraisal Committee, the Company has established its Strategic Committee and stipulated the Working Procedures for the Strategic Committee.

— In the financial year of 2006, a total of 7 Board meetings were held by the Company.

— The Audit Committee comprises five members, including two non-executive directors and three independent non-executive directors.

(NOTE) On 5 February 2007, the extraordinary general meeting approved the adoption of Code on Shareholders' Meetings, Code on Board Practices and Code on Supervisory Committee as appendices to the Articles of Association. Details are set out in the notice of extraordinary general meeting, the related circular dated 22 December 2006 and the announcement dated 5 February 2007.

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 31 December 2006, none of the Group's deposits placed with financial institutions were designated or trust deposits or material deposits that could not be collected by the Group upon maturity.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the financial year of 2006, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued listed securities ('securities' having the meaning as ascribed thereto under paragraph 1 of Appendix 16 to the Listing Rules).

AUDIT COMMITTEE

The Company's Audit Committee has reviewed the annual results of the Company for 2006 and the financial statements prepared under IFRS for the year ended 31 December 2006.

MATERIAL LITIGATION

During the financial year of 2006, the Group was not involved in any material litigation or arbitration. As at 31 December 2006, no litigation or claim of material importance was known to the directors of the Company to be pending or threatened by or against the Group.

By Order of the Board of Directors
Huadian Power International Corporation Limited*
Cao Peixi
Chairman

As at the date hereof, the Board comprises:
Cao Peixi *(Chairman, Non-executive Director)*, Chen Feihu *(Vice Chairman, Non-executive Director)*, Zhu Chongli *(Vice Chairman, Non-executive Director)*, Chen Jianhua *(Executive Director)*, Tian Peiting *(Executive Director)*, Wang Yingli *(Non-executive Director)*, Zhang Bingju *(Non-executive Director)*, Peng Xingyu *(Non-executive Director)*, Ding Huiping *(Independent non-executive Director)*, Zhao Jinghua *(Independent non-executive Director)*, Wang Chuanshun *(Independent non-executive Director)* and Hu Yuanmu *(Independent non-executive Director)*.

Beijing, the PRC
23 March, 2007

* *for identification only*

1. SUMMARY OF FINANCIAL INFORMATION IN FINANCIAL STATEMENTS PREPARED UNDER INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The consolidated financial information set out below is extracted from the audited financial statements prepared under IFRS of the Group as set out in its 2006 annual report.

Consolidated income statement
For the year ended 31 December 2006
(Expressed in Renminbi)

	Note	**2006** *RMB'000*	2005 *RMB'000*
Turnover	3	**15,130,927**	13,300,397
Operating expenses			
Coal consumption		**(8,061,590)**	(7,270,536)
Depreciation and amortisation		**(1,952,158)**	(1,621,738)
Major overhaul expenses		**(267,582)**	(246,988)
Repairs and maintenance		**(185,951)**	(151,863)
Personnel costs	4	**(1,293,937)**	(1,057,365)
Administration expenses		**(584,217)**	(506,429)
Sales related taxes	5	**(157,719)**	(134,291)
Other operating expenses		**(331,905)**	(257,449)
		(12,835,059)	(11,246,659)
Operating profit		**2,295,868**	2,053,738
Investment income		**3,140**	240
Other net income		**47,023**	45,037
Net finance costs	6	**(503,794)**	(446,357)
Share of profits less losses of associates		**39,683**	16,636
Profit before taxation	7	**1,881,920**	1,669,294
Income tax	8	**(522,977)**	(512,341)
Profit for the year		**1,358,943**	1,156,953
Attributable to:			
Equity shareholders of the Company		**1,201,201**	1,066,421
Minority interests		**157,742**	90,532
Profit for the year		**1,358,943**	1,156,953

Dividends payable to equity shareholders of the Company attributable to the year:			
Final dividend proposed after the balance sheet date		**373,307**	391,370
Basic and diluted earnings per share	10	**RMB0.199**	RMB0.179

Consolidated balance sheet as at 31 December 2006
(Expressed in Renminbi)

	Note	**2006** *RMB'000*	2005 *RMB'000*
Non-current assets			
Property, plant and equipment		**37,046,206**	21,348,609
Construction in progress		**11,499,163**	9,048,143
Lease prepayments		**895,275**	429,770
Intangible assets		**44,431**	44,431
Interest in associates		**1,486,041**	918,211
Other investments		**135,539**	175,639
Investment deposit		**15,250**	—
Deferred tax assets		**44,946**	46,218
		51,166,851	32,011,021
Current assets			
Inventories		**748,511**	558,847
Deposits, other receivables and prepayments		**111,258**	87,127
Trade and bills receivables	11	**1,575,104**	1,263,332
Tax recoverable		**16,164**	2,789
Guarantee deposits		**316,058**	—
Cash and cash equivalents		**967,922**	845,642
		3,735,017	2,757,737
Current liabilities			
Bank loans		**10,864,955**	5,492,551
Loans from shareholders		**51,000**	175,000
Current portion of state loans		**10,005**	9,584
Other loans		**1,575,520**	398,623
Amount due to holding company		**10,415**	33,000
Trade and bills payables	12	**4,508,415**	1,061,917
Other payables		**1,713,570**	889,640
Tax payable		**88,792**	113,970
		18,822,672	8,174,285

Net current liabilities	**(15,087,655)**	(5,416,548)
Total assets less current liabilities	**36,079,196**	26,594,473
Non-current liabilities		
Bank loans	**17,005,947**	9,785,891
Loans from shareholders	**1,335,000**	1,135,000
State loans	**74,424**	70,179
Other loans	**831,055**	1,365,647
Deferred government grants	**203,880**	136,170
Deferred tax liabilities	**780,987**	439,170
	20,231,293	12,932,057
NET ASSETS	**15,847,903**	13,662,416
CAPITAL AND RESERVES		
Share capital	**6,021,084**	6,021,084
Reserves	**7,455,182**	6,600,625
Total equity attributable to equity shareholders of the Company	**13,476,266**	12,621,709
Minority interests	**2,371,637**	1,040,707
TOTAL EQUITY	**15,847,903**	13,662,416

Note:

1. Basis of preparation

The consolidated financial statements for the year ended 31 December 2006 comprise the Group and its interest in associates and a jointly controlled entity.

The financial statements are prepared on the historical cost basis except that the derivative financial instruments are stated at their fair value. The accounting policies have been consistently applied by the Group and are consistent with those used in the previous year.

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

2 Segment reporting

No analysis of the Group's turnover and contribution to profit from operations by geographical segment or business segment has been presented as all the Group's operating activities are carried out in the PRC and less than 10 per cent of the turnover and contribution to profit from operations were derived from activities outside the Group's generation and sale of electricity activities. There is no other geographical or business with segment assets equal to or greater than 10 per cent of the Group's total assets.

3 Turnover

Turnover represents the sale of electricity and heat, net of value added tax ("VAT"). Major components of the Group's turnover is as follows:

	2006	2005
	RMB'000	*RMB'000*
Sale of electricity	**14,835,072**	13,034,607
Sale of heat	**295,855**	265,790
	15,130,927	13,300,397

4 Personnel costs

	2006	2005
	RMB'000	*RMB'000*
Wages, welfare and other benefits	**918,335**	732,078
Retirement costs	**167,907**	149,357
Other staff costs	**207,695**	175,930
	1,293,937	1,057,365

5 Sales related taxes

Sales related taxes represent city maintenance and construction tax and education surcharge, which are calculated at 1-7% and 3-4%, respectively, of net VAT payable.

6 Net finance costs

	2006 *RMB'000*	2005 *RMB'000*
Interest on bank advances and other loans repayable within five years	**1,328,053**	766,807
Interest on other loans repayable after five years	**40,317**	6,849
Less: Interest capitalised	**(799,050)**	(256,320)
	569,320	517,336
Less: Interest income	**(8,754)**	(19,285)
Net foreign exchange gain	**(49,162)**	(39,984)
Net gain on derivative financial instruments	**(7,610)**	(11,710)
	503,794	446,357

The interest costs have been capitalised at an average rate of 5.40% per annum (2005: 5.26%) for construction in progress.

7 Profit before taxation

Profit before taxation is arrived at after charging/(crediting):

	2006 *RMB'000*	2005 *RMB'000*
Amortisation of lease prepayments	**31,501**	23,471
Auditors' remuneration		
– audit service	**7,139**	5,231
– other services	**600**	--
Cost of inventories	**8,657,170**	7,763,525
Depreciation	**1,920,657**	1,598,267
Government grants	**(1,200)**	(3,750)
Loss on disposal of property, plant and equipment	**12,092**	1,459
Impairment losses on trade and other receivables	**1,555**	8,058
Reversal of inventories write off	**(817)**	(3,007)
Operating lease charges in respect of land and buildings	**38,591**	37,260
Research and development costs	**3,608**	5,499
Share of associates' taxation	**1,420**	10,401

8 Income tax

Taxation in the consolidated income statement represents:

	2006 *RMB'000*	2005 *RMB'000*
Current tax		
Charge for PRC enterprise income tax for the year	**436,171**	436,780
Over-provision in respect of previous years	**(3,369)**	—
	432,802	436,780
Deferred tax		
Origination and reversal of temporary differences	**90,175**	75,561
Total income tax expense in the consolidated income statement	**522,977**	512,341

Reconciliation of effective tax rate:

	2006 *RMB'000*	2005 *RMB'000*
Profit before taxation	**1,881,920**	1,669,294
Notional PRC enterprise income tax expense at a statutory tax rate of 33%	**621,034**	550,867
Non-deductible expenses	**2,577**	1,051
Non-taxable income	**(26,444)**	(12,390)
Differential tax rate on subsidiary's and jointly controlled entity's income	**(38,979)**	(27,187)
Tax credit *(note (ii))*	**(31,842)**	—
Over-provision in respect of previous years	**(3,369)**	—
	522,977	512,341

Notes:

(i) The charge for PRC enterprise income tax is calculated at the statutory rate of 33% (2005: 33%) on the estimated assessable profits of the year determined in accordance with relevant enterprise income tax rules and regulations, except for a subsidiary and a jointly controlled entity of the Company, which are taxed at a preferential rate of 15% until 2011. The jointly controlled entity is tax exempted until 31 December 2007 and will be entitled to a 50% reduction of the preferential rate for the next two years.

(ii) Pursuant to CaiShuiZi [1999] No.290 issued by the Ministry of Finance and the State Administration of Taxation, tax credit is granted for purchases of domestic equipments. The tax credit is calculated as 40% of the current year's purchase amount of domestic equipments for production use, but is limited to the increase in enterprise income tax of the year of purchase from the preceding year. The tax credit not utilised can be carried forward for not more than five years from the year of purchase.

9 Dividends

(a) Dividends payable to equity shareholders of the Company attributable to the year:

	2006	2005
	RMB'000	*RMB'000*
Final dividend proposed after balance sheet date of RMB0.062 per share (2005: RMB0.065 per share)	373,307	391,370

Pursuant to a resolution passed at the Directors' meeting held on 23 March 2007, a final dividend of RMB0.062 per share totalling approximately RMB373,307,000 will be payable to shareholders, subject to the approval of the shareholders at the coming Annual General Meeting.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends payable to equity shareholders of the Company attributable to the previous financial year, approved and paid during the year:

	2006	2005
	RMB'000	*RMB'000*
Final dividend in respect of the previous financial year, approved and paid during the year, of RMB0.065 per share (2005: RMB0.035 per share)	391,370	210,738

10 Earnings per share

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to ordinary equity shareholders of the Company for the year ended 31 December 2006 of RMB1,201,201,000 (2005: RMB1,066,421,000) and the weighted average number of shares in issue during the year ended 31 December 2006 of 6,021,084,200 (2005: 5,957,334,000).

(b) Diluted earnings per share

There were no dilutive potential ordinary shares in existence during the years ended 31 December 2006 and 2005.

11 Trade and bills receivables

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade and bills receivables for the sale of electricity	**1,540,962**	1,214,094	**530,084**	653,690
Trade and bills receivables for the sale of heat	**34,142**	49,238	**606**	627
	1,575,104	1,263,332	**530,690**	654,317

Receivables from sale of electricity are due within 30 days from the date of billing. Receivables from sale of heat are due within 90 days from the date of billing.

The ageing analysis of trade and bills receivables is as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within one year	**1,547,624**	1,247,413	**530,690**	654,317
Between one and two years	**11,578**	17	**—**	—
Between two and three years	**—**	1,594	**—**	—
More than three years	**15,902**	14,308	**—**	—
	1,575,104	1,263,332	**530,690**	654,317

12 Trade and bills payables

All of the trade and bills payables are expected to be settled within one year.

13 Non-adjusting post balance sheet events

(a) On 16 March 2007, the Tenth National People's Congress ("NPC") plenary session passed the enterprise income tax law ("New Tax Law") that imposes a single uniform income tax rate of 25% for most enterprises. The New Tax Law will be effective as of 1 January 2008. The New Tax Law contemplates various transition periods and measures for existing preferential tax policies and empowers the State Council to enact appropriate implementing rules. As a result, the Group currently cannot assess the impact of the New Tax Law on its deferred tax assets and liabilities and the related impact on income statement.

(b) On 26 September 2006, the Company entered into Wuhu Share Transfer Agreement with China Huadian, pursuant to which the Company proposed to acquire the 95% equity interest in Wuhu Company from China Huadian at a consideration of RMB25.41 million. The transaction was approved by relevant state authorities on 30 December 2006. In January 2007, the Company paid up the consideration for this acquisition and hence the acquisition was completed. The Group will consolidate Wuhu Company.

(c) After the balance sheet date, the directors proposed a final dividend. Further details are disclosed in note 9(a).

II SUMMARY OF FINANCIAL INFORMATION IN FINANCIAL STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS AND REGULATIONS ("PRC GAAP")

The consolidated financial information set out below is extracted from the audited financial statements prepared under PRC GAAP of the Group as set out in its 2006 annual report.

Consolidated income and profit appropriation statement
For the year ended 31 December 2006
(Expressed in Renminbi'000)

	2006	2005
Sales from principal activities	**15,130,927**	13,300,397
Less: Cost of sales from principal activities	**(11,605,077)**	(10,221,162)
Sales taxes and surcharges	**(157,719)**	(134,291)
Profit from principal activities	**3,368,131**	2,944,944
Add: Profit from other operations	**23,643**	25,548
Less: Administration expenses	**(965,485)**	(871,956)
Financial expenses	**(691,938)**	(513,273)
Operating profit	**1,734,351**	1,585,263
Add: Investment income	**55,845**	15,802
Non-operating income	**5,851**	17,005
Less: Non-operating expenses	**(9,542)**	(6,873)
Profit before income tax	**1,786,505**	1,611,197
Less: Income tax	**(498,426)**	(506,581)
Minority interests	**(166,193)**	(89,640)
Net profit for the year	**1,121,886**	1,014,976
Add: Retained profits at the beginning of the year	**3,197,784**	2,545,791
Profits available for distribution	**4,319,670**	3,560,767
Less: Transfer to statutory surplus reserve	**(112,189)**	(101,497)
Transfer to statutory public welfare fund	**—**	(50,748)

Profits available for attribution to shareholders	**4,207,481**	3,408,522
Less: Ordinary shares' dividend appropriated to shareholders	**(391,370)**	(210,738)
Retained profits carried forward (Including: cash dividends proposed after balance sheet date of RMB373,037,000 (2005: RMB391,370,000))	**3,816,111**	3,197,784

Consolidated balance sheet as at 31 December 2006
(Expressed in Renminbi'000)

	2006	2005
ASSETS		
Current assets		
Cash at bank and in hand	**1,283,980**	845,642
Bank acceptance bills receivable	**8,551**	6,475
Trade receivables	**1,566,553**	1,256,857
Other receivables	**46,978**	69,441
Prepayments	**60,567**	11,168
Inventories	**748,511**	558,847
Total current assets	**3,715,140**	2,748,430
Long-term investments		
Long-term equity investments	**1,968,304**	1,374,344
Including consolidation difference and equity investment difference	**350,784**	283,017
Fixed assets		
Fixed assets, at cost	**50,897,343**	33,007,379
Less: Accumulated depreciation	**(14,497,384)**	(11,829,642)
Net book value of fixed assets	**36,399,959**	21,177,737
Construction materials	**5,275,197**	5,062,900
Construction in progress	**6,336,183**	3,850,818
Total fixed assets	**48,011,339**	30,091,455
Intangible assets and other assets		
Intangible assets	**184,270**	170,747
Long-term deferred expenses	**25,179**	—
Investment deposit	**15,250**	—
	224,699	170,747
Deferred taxation		
Deferred tax assets	**95,604**	58,822
Total assets	**54,015,086**	34,443,798

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities		
Short-term loans	**10,072,402**	4,094,297
Bank acceptance bills payable	**1,446,841**	164,045
Trade payables	**3,061,574**	897,872
Wages payable	**243,365**	108,527
Welfare payable	**4,808**	24,673
Taxes payable	**262,504**	250,569
Other payables	**28,831**	25,298
Other creditors	**1,257,105**	624,754
Long-term loans due within one year	**2,429,078**	1,981,461
Total current liabilities	**18,806,508**	8,171,496
Long-term liabilities		
Long-term loans	**19,246,426**	12,356,717
Special payables	**24,940**	113,370
Total long-term liabilities	**19,271,366**	12,470,087
Deferred taxation		
Deferred tax liabilities	**478,540**	299,038
Total liabilities	**38,556,414**	20,940,621
Minority interests	**2,081,356**	977,006
Shareholders' equity		
Share capital	**6,021,084**	6,021,084
Capital reserve	**2,018,190**	1,897,561
Surplus reserves	**1,521,931**	1,409,742
Including statutory public welfare fund	—	379,434
Retained profits	**3,816,111**	3,197,784
Including cash dividends proposed after the balance sheet date	**373,307**	391,370
Total shareholders' equity	**13,377,316**	12,526,171
Total liabilities and shareholders' equity	**54,015,086**	34,443,798

III. DIFFERENCES BETWEEN THE FINANCIAL STATEMENTS PREPARED UNDER PRC GAAP AND IFRS

Financial statements of the Group prepared under IFRS for 2005 and 2006 are audited by KPMG, Certified Public Accountants of Hong Kong.

Financial statements of the Group prepared under PRC GAAP for 2005 and 2006 are audited by KPMG Huazhen.

Effects of major differences between PRC GAAP and IFRS on net profit, are analysed as follows:

	Note	**2006** *RMB'000*	2005 *RMB'000*
Net profit under PRC GAAP		**1,121,886**	1,014,976
Adjustments:			
Net fair value adjustment	(a)	**(48,616)**	(32,893)
Adjustment of goodwill/ consolidation difference	(b)	**19,395**	29,360
Capitalisation of general borrowing costs	(c)	**161,793**	58,257
Government grants	(d)	**960**	2,363
Long-term deferred expenses	(e)	**(21,298)**	—
Other adjustments	(f)	**(2,761)**	1,074
Effects of the above adjustments on taxation		**(30,158)**	(6,716)
Minority interests	(g)	**157,742**	90,532
Profit for the year under IFRS		**1,358,943**	1,156,953

Effects of major differences between PRC GAAP and IFRS on shareholders' equity, are analysed as follows:

	Note	**2006** *RMB'000*	2005 *RMB'000*
Shareholders' equity under PRC GAAP		**13,377,316**	12,526,171
Adjustments:			
Net fair value adjustment	(a)	**554,231**	415,976
Adjustment of goodwill/ consolidation difference	(b)	**(306,353)**	(238,586)
Capitalisation of general borrowing costs	(c)	**220,050**	58,257
Government grants	(d)	**(134,775)**	(18,240)
Long-term deferred expenses	(e)	**(21,298)**	—
Other adjustments	(f)	**(6,030)**	(127)
Effects of the above adjustments on taxation		**(206,875)**	(121,742)
Minority interests	(g)	**2,371,637**	1,040,707
Total equity under IFRS		**15,847,903**	13,662,416

(a) When preparing consolidated financial statements, according to PRC GAAP, consolidated financial statements are prepared based on respective financial statements of the Company and subsidiaries and jointly controlled entity. According to IFRS, consolidated financial statements are prepared based on the respective financial statements of the Company and assets and liabilities, being adjusted to fair values at the time of acquisition, of subsidiaries and jointly controlled entity. There are differences between the carrying value and the fair value of net assets, at the time of acquisition, of subsidiaries and jointly controlled entity of the Company and such differences are mainly attributable to fixed assets.

Fair value adjustment mainly represents the difference between the carrying value and the fair value of fixed assets, at the time of acquisition, of subsidiaries and jointly controlled entity and the related adjustment in depreciation in respect of the difference between the carrying value and the fair value after the acquisition.

(b) According to PRC GAAP, consolidation difference represents the excess of the cost of investment over the carrying value of the net assets acquired. According to IFRS, goodwill represents the excess of the cost of acquisition over the fair value of net identifiable assets acquired. As mentioned in note (a), there are differences between the carrying value and the fair value of net assets acquired, and so there are differences between consolidation difference and goodwill. Besides, according to IFRS 3, goodwill should not be amortised, instead, goodwill shall be tested for impairment annually.

(c) According to PRC GAAP, only borrowing costs on funds that are specifically borrowed for acquisition and construction are eligible for capitalisation as part of the cost of that asset. According to IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs could be capitalised as part of the cost of that asset.

(d) According to PRC GAAP, conditional government grants should be recorded in long-term liabilities first and credited to capital reserve after fulfilling the requirements from government for the construction projects. According to IFRS, conditional government grants should be recorded in long-term liabilities first and amortised in profit or loss using straight line method over the useful lives of the relevant assets after fulfilling the requirements from government for the construction projects.

(e) According to PRC GAAP, except for construction of fixed assets, all expenses incurred during the set-up period are aggregated in long-term deferred expenses and then fully charged to profit or loss in the month of commencement of operations. According to IFRS, those expenses should be charged to profit or loss for the period incurred.

(f) No material individual adjustments included in other adjustments.

(g) According to PRC GAAP, minority interests are presented in the consolidated balance sheet separately from liabilities and as deduction from the shareholders' funds. Minority interests in the results of the Group for the year are also separately presented in the consolidated income and profit appropriation statement as deduction before arriving at the net profit. According to IFRS, minority interests are presented in the consolidated balance sheet within equity, separately from the equity attributable to the equity shareholders of the Company, and minority interests in the results of the Group for the period are presented in the consolidated income statement as an allocation of the total profit or loss for the year between the minority interests and the equity shareholders of the Company.

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT RESOLUTIONS OF THE 16TH MEETING OF THE 4TH SESSION OF THE BOARD OF DIRECTORS

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the Hong Kong "Listing Rules").

The 16th meeting of the 4th session of the board of directors (the "Board") of Huadian Power International Corporation Limited* (the "Company") was concluded on 23 March 2007 at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC. The meeting was presided by Mr. Cao Peixi, Chairman of the Board and 12 directors of the Company attended either in person or by their proxies, of which Mr. Zhang Bingju appointed Mr. Peng Xingyu as his proxy to attend the meeting. The meeting was convened in compliance with the Company Law of the PRC and the Articles of Association of the Company, and was lawful and valid. The following resolutions were unanimously passed at the meeting:

I. The Work Report of the General Manager was considered and approved.

II. The Company's Development Report was considered and approved.

III. The Company's Financial Report for 2006 which was prepared under the International Financial Reporting Standards and the PRC Accounting Standards respectively for the year ended 31 December 2006 was considered and approved, and was agreed to be presented for approval at the 2006 Annual General Meeting.

IV. Resolution on seeking authorization by the Board in connection with loans from financial institutions including banks was considered and approved, and the General Manager or Chief Accountant to execute the relevant loan agreement, loan application, note financing agreement, documents and information including opening bank accounts and use of seal, annual review of loan account card from time to time subject to the production and operation needs and progress of infrastructure projects, and to determine the amount, maturity and interest of loans.

V. The Company's Corporate Governance Report for 2006 was considered and approved, and was agreed to be included in the Company's 2006 Annual Report.

VI. Resolution on profits distribution for 2006 was considered and passed, and was agreed:

1. to transfer 10% of its profits of RMB1,121,886,000 in accordance with the PRC accounting standards to the statutory public reserve amounting to RMB112,189,000;

2. to recommend the declaration of a final dividend of RMB0.062 per share with a total amount of RMB373,307,220 in 2006.

It was agreed that the said profits distribution plan be proposed at the Company's 2006 Annual General Meeting.

VII. Resolution on the Report of Board of Directors prepared in accordance with the Hong Kong Listing Rules and the Listing Rules of the Shanghai Stock Exchange ("Shanghai Listing Rules") and relevant stipulations for disclosure in annual report respectively, was considered and approved, and was agreed to be presented for approval at the 2006 Annual General Meeting.

VIII. Results Announcement and 2006 Annual Report prepared in accordance with the Hong Kong Listing Rules was considered and approved, and the Managing Director were authorized to amend at his discretion and publish timely in accordance with relevant stipulations of the Hong Kong Listing Rules.

IX. The 2006 Annual Report and its summary prepared in accordance with the Shanghai Listing Rules was considered and approved, and the Managing Director were authorized to amend at his discretion and publish timely in accordance with relevant stipulations of the Shanghai Listing Rules.

X. Statement for the use of non-operating fund of the Company and other related parties transactions for 2006 was considered and approved, and was agreed to report the statement to the China Securities Regulatory Commission and the Shanghai Stock Exchange.

XI. Resolution on five representation letters of the management, in respect of international financial statements, PRC financial statements, use of non-operating fund and other related parties transactions, annual results announcement and reconciliation of difference in shareholders' interests under old and new accounting standards were considered and approved, and any two directors of the Company were authorized to sign the representation letters of the management.

XII. Resolution on the appointment of auditors for 2007 was considered and passed, and agreed to continue to retain KPMG and KPMG Huazhen as the Company's international and domestic auditors for 2007 respectively, and was agreed to be presented for approval at the 2006 Annual General Meeting and it was proposed that the Board be authorized to determine their remunerations.

All independent non-executive directors approved the resolution and issued their letter of opinion.

XIII. The Duty Report of Independent Directors for 2006 was considered and passed, and agreed to be presented for approval at the 2006 Annual General Meeting.

XIV. Resolutions on the proposal of the General Manager's annual remuneration for 2007 (including the incentive and appraisal system of other senior management) was considered and approved, and the Remuneration Committee was authorized to organize and implement the appraisal system.

All independent non-executive directors approved the resolution and issued their letter of opinion.

XV. Resolutions on adjustment of directors' allowances of each of four independent non-executive directors, namely, Zhao Jinghua, Ding Huiping, Hu Yuanmu and Wang Chuanshun, during their terms of office from RMB50,000 (before tax) to RMB60,000 (before tax) annually were considered and approved.

XVI. Resolutions on seeking authorization at the 2006 Annual General Meeting in connection with the issue of short-term debentures:-

1. to put forth to the 2006 Annual General Meeting to approve the renewal of the term of authorization to the Company at the Extraordinary General Meeting held on 5 February 2007 to issue short-term debentures with principal value not exceeding RMB4.0 billion, and the renewed term of authorization shall commence from the date of granting of the approval at the 2006 Annual General Meeting and will expire at the conclusion of the 2007 Annual General Meeting;

2. to authorize any one of the executive directors or the Chief Accountant to handle matters in relation to the short-term debentures application and issuance of short-term debentures including the determination of time, interest rate, plan and use of proceeds, and execute the documents and agreements required for application and issuance including the underwriting agreement and the offering prospectus.

XVII. The resignation of Mr. Zhang Bingju and Mr. Tian Peiting and the nomination of Mr. Chen Bin and Mr. Zhong Tonglin as the candidates of directors subject to the approval of shareholders was approved by the Board, and to be proposed for approval at the Company's 2006 Annual General Meeting (The biographical details of two candidates of directors will be attached in the notice of the Company's 2006 Annual General Meeting to be published by the Company).

All independent non-executive directors approved the resolution and issued their letter of opinion.

Resolutions No. 3, 6, 7, 12, 13, 16 and 17 of the above resolutions are required to be proposed for consideration at the 2006 Annual General Meeting. The notice of the Company's 2006 Annual General Meeting will be further announced.

By Order of the Board of Directors
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director), Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
23 March 2007

* *For identification only*

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

華電國際電力股份有限公司
Huadian Power International Corporation Limited*

(A Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China ("PRC"))

(Stock code: 1071)

OVERSEAS REGULATORY ANNOUNCEMENT
RESOLUTIONS OF THE 9TH MEETING OF THE 4TH SESSION OF THE SUPERVISORY COMMITTEE

This announcement is made pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The 9th meeting of the 4th session of the Supervisory Committee of Huadian Power International Corporation Limited* (the "Company") was concluded on 23 March 2007 at Holiday Inn Central Plaza, 1 Caiyuan Street, Xuanwu District, Beijing, the PRC. Three Supervisors of the Company attended the meeting and the meeting was lawful and valid. The following resolutions were unanimously passed at the meeting:

I. Supervisory Committee Report for 2006 was considered and approved, and was agreed to be presented for approval at the Annual General Meeting of 2006.

II. Report of the Final Financial Statements for 2006 which was prepared under the International Financial Reporting Standards and the PRC Accounting Standards respectively for the year ended 31 December 2006 was considered and approved, and was agreed to be presented for approval at the Annual General Meeting of 2006.

III. Profits Distribution Budget Plan for 2006 was considered and approved, and it was agreed that the dividend for year 2006 at RMB0.062 per share with total amount at RMB373,307,220 be proposed to be distributed, and such distribution be presented for approval at the Annual General Meeting of 2006.

IV. The 2006 Annual Report, Summary of the Report and Results Announcement prepared in accordance with the Listing Rules of Shanghai Stock Exchange and Hong Kong Stock Exchange were considered and approved, at which the preparation of and procedure for considering the Annual Report, Summary of the Report and Results Announcement are in compliance with the relevant laws, regulations, Articles of Association of the Company and all stipulations of the Company's internal management system. The content and format of the Annual Report, its summary and results announcement are in compliance with all provisions of China Securities Regulatory Commission, the Shanghai Stock Exchange and the Hong Kong Stock Exchange and the information contained therein can truly reflect the Company's operations, management and financial positions during the year. Before arriving at this opinion, no person participating in preparation and consideration of the Annual Report had any act in breach against the rules of confidentiality.

By Order of the Board
Huadian Power International Corporation Limited*
Zhou Lianqing
Secretary to the Board

As at the date hereof, the Board comprises:

Cao Peixi (Chairman, Non-executive Director), Chen Feihu (Vice Chairman, Non-executive Director), Zhu Chongli (Vice Chairman, Non-executive Director), Chen Jianhua (Executive Director), Tian Peiting (Executive Director),Wang Yingli (Non-executive Director), Zhang Bingju (Non-executive Director), Peng Xingyu (Non-executive Director), Ding Huiping (Independent Non-executive Director), Zhao Jinghua (Independent Non-executive Director), Wang Chuanshun (Independent Non-executive Director) and Hu Yuanmu (Independent Non-executive Director).

Beijing, the PRC
23 March 2007

* *For identification only*

Please also refer to the published version of this announcement in The Standard / Hong Kong Economic Times.

END